ARS
P.E. 12-31-02

Arrow Financial Corporation

2002 Annual Review

Cover and Text Printed on Finch Fine Paper
Finch, Pruyn & Co., Inc., Glens Falls, New York

Table of Contents



To Shareholders & Friends

"Significant growth in loans and deposits made 2002 an outstanding year for Arrow Financial Corporation."

Thomas L. Hoy
President & C.E.O.

Our net income increased 19.5% to $18.9 million, with record year-end assets of $1.27 billion, which grew 10.5% from the prior year-end. Diluted earnings per share rose 19.6% to $2.32 from $1.94 in 2001. A 5% stock dividend was distributed, and cash dividends paid to shareholders rose 14.5% to $.95 per share compared to $.83 in 2001.

With a strong community banking franchise and 26 offices across Northeastern New York, Arrow was positioned for growth as our customers took advantage of record low interest rates to buy or refinance homes, invest in their businesses and purchase automobiles.

Our two banks, Glens Falls National and Saratoga National, both achieved record growth, with combined year-end deposits of $958 million, an increase of $73 million or 8.2%, and loans outstanding of $811 million, up $56 million or 7.4%. Growth slowed in the indirect loan area as manufacturers continued to offer highly subsidized financing. However, this was offset by home mortgage and small business loan activity that were up, 14.2% and 13%, respectively. The quality of our loan portfolio continued to be very good. Non-performing loans at December 31, 2002 were $2.6 million, down $876 thousand, or 25.5% from the prior year-end, and represented just .32% of loans outstanding.

Strong growth in earning assets led to an 11% increase in tax-equivalent net interest income, which reached $52.2 million. Our profitability was particularly strong as return on average equity increased from 18.17% in the prior year to 19.49% and return on average assets improved from 1.41% in 2001 to 1.55% in 2002. The Company's 2002 efficiency ratio (where lower is better) also improved to 49.5% from 51.6% in 2001.

Financial Highlights

($ In Thousands, Except Per Share Amounts)

FOR THE YEAR	2002	2001	% Change
Net Interest Income	$ 50,039	$ 45,185	10.7%
Net Income[1]	18,894	15,816	19.5
Basic Earnings Per Share[1,2]	2.37	1.97	20.3
Diluted Earnings Per Share[1,2]	2.32	1.94	19.6
Cash Diluted Earnings Per Share[2,3]	2.32	2.01	15.4
Cash Dividends Per Share[2]	.95	.83	14.5
AT YEAR-END			
Assets	$ 1,271,421	$1,151,007	10.5%
Loans	811,292	755,124	7.4
Deposits	958,007	885,498	8.2
Shareholders' Equity	101,402	91,504	10.8
Book Value[2]	12.78	11.42	11.9
Tangible Book Value[2,4]	11.56	10.17	13.7
SIGNIFICANT OPERATING RATIOS			
Return on Average Assets	1.55%	1.41%	
Return on Average Equity	19.49	18.17	
Efficiency Ratio[5]	49.47	51.61	
ASSET QUALITY RATIOS			
Net Loan Charge-offs to Average Loans	.11%	.17%	
Nonperforming Loans to Period-End Loans	.32	.46	
Nonperforming Assets to Period-End Assets	.22	.33	
Allowance for Loan Losses to Period-End Loans	1.38	1.29	
Allowance for Loan Losses to Nonperforming Loans	436.89	282.72	

[1] **Amortization** of goodwill was discontinued effective January 1, 2002, upon the third quarter adoption of SFAS No. 147.

[2] **Per Share** amounts have been restated for the November 2002 five percent stock dividend.

[3] **Cash Earnings Per Share** adds back to net income the amortization, net of tax, of goodwill in 2001 and intangible assets in both years associated with prior branch acquisitions.

[4] **Tangible Book Value** excludes from total equity intangible assets and goodwill which are primarily associated with prior branch acquisitions.

[5] **The Efficiency Ratio** is the ratio of noninterest expense less goodwill and intangible asset amortization to the sum of tax-equivalent net interest income and noninterest income, less net securities gains or losses.

BUILDING ON CORE STRENGTHS AND CUSTOMER COMMITMENT

For Arrow, this was the fifth consecutive year of notable performance improvements in our key indicators. Since 1997, Arrow's total assets have grown 53%, deposits 33%, loans 67%, cash dividends per share 83% and diluted earnings per share 90%. At the same time, non-performing assets have shrunk 32% and non-performing loans have been reduced 30%.

Arrow's 2002 performance and long-term strength are rooted in our community banking franchise. We strive to combine a culture of neighborly customer service and local market knowledge with the careful use of technology to speed transactions and drive down costs. In 2002, our banks completed the transition to platform automation, a system that gives our customer service professionals an instant picture of a customer's account relationship and greater ease of account opening. This system, like our new telephone system, means faster answers to customers' questions, more opportunities to cross-sell products and a higher level of service to our customers.

Our Internet Banking services posted strong growth for the year, with total electronic transactions up more than 30% and 24-hour ATM transactions up 7%. Visa® Check Card activity continued to be strong, with a 32% increase in the number of Glens Falls National cardholders and a 46% increase in Saratoga



CASH DIVIDENDS PER SHARE
$.59
$.66
$.73
$.83
$.95
1998
1999
2000
2001
2002



DILUTED EARNINGS PER SHARE
$1.34
$1.51
$1.69
$1.94
$2.32
1998
1999
2000
2001
2002



EFFICIENCY RATIO
53.4%
54.2%
52.6%
51.6%
49.5%
1998
1999
2000
2001
2002


December 31
Total Assets
Dollars in Millions
$939
$1,001
$1,081
$1,151
$1,271
1998
1999
2000
2001
2002


December 31
Total Deposits
Dollars in Millions
$776
$795
$859
$885
$958
1998
1999
2000
2001
2002


December 31
Total Loans
Dollars in Millions
$546
$656
$736
$755
$811
1998
1999
2000
2001
2002

National cardholders. More transactions with more customers, in person and on-line, reinforced our view that our future growth in this highly competitive marketplace will be driven by easily accessed, relationship-based and competitively priced products and services.

Saratoga National opened its third office, on West Avenue in Saratoga Springs. The new office received a prestigious honor from the Saratoga Springs Preservation Foundation, but the big attraction at our open house in May was the presence of Anthony Weaver, defensive end for the NFL's Baltimore Ravens, a former Saratoga Springs High School football star and University of Notre Dame Most Valuable Player. Activity at the new office has been well above projections. Glens Falls National plans to open the Company's 27th office on Aviation Road in Queensbury during 2003.

Glens Falls National worked with the City of Glens Falls to provide affordable mortgage financing through the Federal Home Loan Bank of New York Home Buyer Assistance Program. A grant, which was received from the Federal Home Loan Bank, was used to provide $102,000 in assistance to eight new homeowners in the City of Glens Falls. This grant, coupled with the Bank's special low income mortgage loans totaling $341,000,


December 31
Nonperforming Assets
To Period-End Assets
Versus Peer Group
PEER 54%
.38%
PEER 46%
.27%
PEER 53%
.24%
PEER 59%
.33%
.22%
1998
1999
2000
2001
2002


Return on
Average Assets
1.36%
1.33%
1.30%
1.41%
1.55%
1998
1999
2000
2001
2002


Return on
Average Equity
15.51%
17.02%
18.60%
18.17%
19.49%
1998
1999
2000
2001
2002

*Peer data has been obtained from the Federal Reserve Board's "Bank Holding Company Performance Report." The Company's peer group is comprised of 166 domestic holding companies with $1 to $3 billion in total consolidated assets.

Peer information was not available for December 31, 2002 at the time of this report.

Growing Businesses, Building Lasting Customer Relationships


FORT EDWA





enabled these individuals to realize their dream of becoming homeowners.

Product and service offerings were expanded during the year with the introduction of a new menu of financial services. Securities representatives, licensed through UVEST Financial Services, Inc., are now present in several offices where a selection of mutual funds, including our proprietary North Country Funds, and an array of annuities are available. Our newest subsidiary, NC Financial Services, Inc., has licensed representatives throughout the branch system meeting the life and long-term care insurance needs of our customers. For both products, we have access to a number of quality companies to ensure appropriate coverage and competitive pricing on a case-by-case basis.

(Top Photo): Glens Falls National donated land adjacent to its Fort Edward Office to the Village of Fort Edward. Senior Vice President Steve Miller (right) makes the presentation to Fort Edward Mayor Edward Ryan (center) as Regional Board member Dr. John Matochik, Jr. looks on.

(Middle Photo): During 2002, Platform Automation was implemented in all Glens Falls National and Saratoga National offices, improving service to our customers. Glens Falls National's Main Office customer service representative, Joanna Willis, is shown using the new system.

(Bottom Photo): Alan Booth, Chairman of the Board of The Development Corp., Adore Kurtz, President of The Development Corp., and Ron Marino, Vice President of Glens Falls National, stand in front of a new warehouse financed by Glens Falls National.

ENHANCING SERVICE BY EXPANDING OUR CAPABILITIES

Our Compliance Department implemented new procedures and trained our employees to address emerging privacy issues and the complexities of the U.S.A. Patriot Act.



Arrow inaugurated a community service Volunteer of the Year award for employees. Bob Miles, Vice President in our Corporate Banking Division, was chosen as the first recipient. In the 34 years Bob has been an employee of Glens Falls National, he has served numerous non-profit organizations in Warren and Washington Counties. Among his many volunteer pursuits, Bob has served on the Boards of Directors at the Prospect Child and Family Center and United Cerebral Palsy of the Tri-Counties for 18 years.

More than 300 local non-profits and community organizations benefited as Bob and his Arrow co-workers rolled up their sleeves to raise money, help veterans, promote the arts and other worthy endeavors throughout the year. They are part of our 152-year tradition of supporting community organizations financially and with volunteer service.


MONAHAN & LOUGHLIN, INC.
Roofing & Sheet Metal Specialist
PLATTSBURGH, NY HUDSON FALLS, NY
518-561-6036

(Top Left Photo):Phillip Gallant, Executive Vice President of New York Long-Term Care Brokers, Ltd., led a Long-Term Care and Asset Protection Workshop at the Queensbury Hotel, one of four workshops held this Fall by Glens Falls National and Saratoga National.

(Above Photo):Standing in front of Monahan & Loughlin, Inc.'s recent major roofing project at the SUNY Plattsburgh Campus is Glens Falls National Vice Presidei John VanNatten (center) flanked by (left to right) Brian and Michael Monahan.

(Bottom Left Photo): Glens Falls National co-sponsored a Picasso exhibit from the Collection of the Albright-Knox Art Gallery at The Hyde Collection Art Museum. Standing next to a Picasso is Sandy Keeler of Keeler Motor Car Company, co-sponsor, Lynn Shanks from The Hyde and Glens Falls National's Tom Hoy.

(Bottom Middle Photo): Glens Falls National employees and their families participate in the American Cancer Society's Annual Relay for Life, which takes place a the Queensbury High School.

(Bottom Right Photo): Glens Falls National was a proud sponsor of the Adirondac Folk Music Festival held on August 11, 2002 in Schroon Lake's Town Park.




Glens Falls National




Grand Opening
DON'T MISS COMING IN!


SARATOGA
BANK & TRUST COMPANY
NATIONAL

(Top Photo): On May 18, 2002, large crowds packed the open house that was held for Saratoga National's newest office on West Avenue. Saratoga Springs native, Notre Dame All-American and Baltimore Raven, Tony Weaver was on hand to sign autographs and pose for photos.

(Inset Photo): The Saratoga National Cross Country Classic and USA Track and Field 5K Championship Race was held on October 20, 2002 at the Saratoga Spa State Park. Bank President Ray O'Conor is joined by Race Director Jeffrey Allen and George Regan, President of USA Track and Field, Adirondack Association. Proceeds from the event are donated to local charities.

Glens Falls National donated three-quarters of an acre of land along the Hudson River to the Village of Fort Edward, which hopes to further develop the Fort Edward Yacht Basin. The Community Centers in various offices of our Banks provided free meeting space for non-profit groups, hosting more than 10,000 people in 2002.

As our Company and our country endeavor to deal with difficult national and international situations, we pledge our total dedication to make 2003 another good year for Arrow.

Sincerely,

Thomas L. Hoy

Thomas L. Hoy
President and C.E.O.

STATEMENT OF MANAGEMENT RESPONSIBILITY

The accompanying consolidated balance sheets and statements of income of Arrow Financial Corporation and subsidiaries have been prepared by management, which has the responsibility for their integrity and objectivity. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America to reflect, in all material respects, the substance of financial events and transactions occurring during the respective periods.

In meeting its responsibility, management relies on Arrow Financial Corporation's accounting systems and related internal controls. These systems are designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Augmenting these systems are written policies and procedures and audits performed by Arrow Financial Corporation's internal audit staff.

Thomas L. Hoy
President & C.E.O.

John J. Murphy
Executive Vice President,
Treasurer & C.F.O.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
of Arrow Financial Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Arrow Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002 (not presented herein); and in our report dated January 21, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets and statements of income is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Albany, New York
January 21, 2003

Consolidated Balance Sheets

Arrow Financial Corporation and Subsidiaries

(Dollars in Thousands)

	December 31, 2002	2001
ASSETS		
Cash and Due from Banks	$ 29,141	$ 27,944
Federal Funds Sold	3,000	14,000
Cash and Cash Equivalents	32,141	41,944
Securities Available-for-Sale	326,661	251,694
Securities Held-to-Maturity (Approximate Fair Value of $79,476 in 2002 and $75,786 in 2001)	74,505	74,956
Loans	811,292	755,124
Less: Allowance for Loan Losses	(11,193)	(9,720)
Net Loans	800,099	745,404
Premises and Equipment, Net	13,715	13,095
Other Real Estate and Repossessed Assets, Net	194	360
Goodwill	9,297	9,297
Other Intangible Assets, Net	418	641
Other Assets	14,391	13,616
Total Assets	$1,271,421	$ 1,151,007
LIABILITIES		
Deposits:		
Demand	$ 133,644	$ 124,777
Regular Savings, N.O.W. & Money Market Deposit Accounts	565,545	457,171
Time Deposits of $100,000 or More	60,095	109,023
Other Time Deposits	198,723	194,527
Total Deposits	958,007	885,498
Short-Term Borrowings:		
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	44,078	32,310
Other Short-Term Borrowings	4,420	5,335
Federal Home Loan Bank Advances	145,000	115,000
Guaranteed Preferred Beneficial Interests in Corporation's Junior Subordinated Debentures	5,000	5,000
Other Liabilities	13,514	16,360
Total Liabilities	1,170,019	1,059,503
SHAREHOLDERS' EQUITY		
Preferred Stock, $5 Par Value; 1,000,000 Shares Authorized	—	—
Common Stock, $1 Par Value; 20,000,000 Shares Authorized (10,468,895 Shares Issued in 2002 and 9,970,376 Shares Issued in 2001)	10,469	9,970
Surplus	115,110	99,459
Undivided Profits	13,611	17,268
Unallocated ESOP Shares (97,212 Shares in 2002 and 98,478 Shares in 2001)	(1,822)	(1,941)
Accumulated Other Comprehensive Income	3,253	1,562
Treasury Stock, at Cost (2,440,090 Shares in 2002 and 2,239,451 Shares in 2001)	(39,219)	(34,814)
Total Shareholders' Equity	101,402	91,504
Total Liabilities and Shareholders' Equity	$1,271,421	$ 1,151,007

CONSOLIDATED STATEMENTS OF INCOME

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES

(Dollars in Thousands, Except Per Share Data)

	Years Ended December 31, 2002	2001	2000
INTEREST AND DIVIDEND INCOME			
Interest and Fees on Loans	$ 57,052	$ 60,226	$ 57,058
Interest on Federal Funds Sold	308	760	317
Interest and Dividends on Securities Available-for-Sale	14,479	14,216	15,408
Interest on Securities Held-to-Maturity	3,306	3,155	2,841
Total Interest and Dividend Income	75,145	78,357	75,624
INTEREST EXPENSE			
Interest on Deposits:			
Time Deposits of $100,000 or More	2,269	6,216	9,008
Other Deposits	15,144	19,190	21,616
Interest on Short-Term Borrowings:			
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	516	1,034	1,460
Other Short-Term Borrowings	46	124	218
Federal Home Loan Bank Advances	6,656	6,133	4,591
Guaranteed Preferred Beneficial Interests in Corporation's Junior Subordinated Debentures	475	475	475
Total Interest Expense	25,106	33,172	37,368
NET INTEREST INCOME	50,039	45,185	38,256
Provision for Loan Losses	2,288	2,289	1,471
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	47,751	42,896	36,785
OTHER INCOME			
Income from Fiduciary Activities	3,863	4,059	3,681
Fees for Other Services to Customers	6,189	5,302	5,222
Net Gains (Losses) on Securities Transactions	100	195	(595)
Net Gain on Sale of Credit Card Portfolio	—	—	825
Other Operating Income	1,161	963	1,056
Total Other Income	11,313	10,519	10,189
OTHER EXPENSE			
Salaries and Employee Benefits	18,858	17,233	15,592
Occupancy Expense of Premises, Net	2,330	2,248	1,978
Furniture and Equipment Expense	2,440	2,462	2,466
Other Operating Expense	7,769	8,601	7,546
Total Other Expense	31,397	30,544	27,582
INCOME BEFORE PROVISION FOR INCOME TAXES	27,667	22,871	19,392
Provision for Income Taxes	8,773	7,055	5,711
NET INCOME	$ 18,894	$ 15,816	$ 13,681
Average Shares Outstanding:			
Basic	7,974	8,013	8,025
Diluted	8,156	8,153	8,091
Earnings Per Common Share:			
Basic	$ 2.37	$ 1.97	$ 1.70
Diluted	2.32	1.94	1.69

All share and per share amounts have been adjusted for the 2002 five percent stock dividend.

Five Year Selected Financial Summary

Arrow Financial Corporation and Subsidiaries

(Dollars in Thousands, Except Per Share Amounts)

Years Ended December 31,	2002	2001	2000	1999	1998
Condensed Income Statement					
Interest and Dividend Income	$ 75,145	$ 78,357	$ 75,624	$ 67,135	$ 63,033
Interest Expense	25,106	33,172	37,368	29,266	28,142
Net Interest Income	50,039	45,185	38,256	37,869	34,891
Provision for Loan Losses	2,288	2,289	1,471	1,424	1,386
Net Interest Income After Provision for Loan Losses	47,751	42,896	36,785	36,445	33,505
Other Income	11,313	10,519	10,189	9,378	8,580
Other Expense[1]	31,397	30,544	27,582	27,298	24,506
Income Before Taxes	27,667	22,871	19,392	18,525	17,579
Provision for Income Taxes	8,773	7,055	5,711	5,666	5,744
Net Income	$ 18,894	$ 15,816	$ 13,681	$ 12,859	$ 11,835
Share and Per Share Data[2] (Restated for stock split/dividends)					
Basic Average Shares Outstanding	7,974	8,013	8,025	8,422	8,686
Diluted Average Shares Outstanding	8,156	8,153	8,091	8,535	8,819
Basic Earnings Per Share	$ 2.37	$ 1.97	$ 1.70	$ 1.53	$ 1.36
Diluted Earnings Per Share	2.32	1.94	1.69	1.51	1.34
Cash Diluted Earnings Per Share[3]	2.32	2.01	1.76	1.57	1.41
Cash Dividends	.95	.83	.73	.66	.59
Book Value	12.78	11.42	10.10	8.83	8.99
Tangible Book Value[4]	11.56	10.17	8.74	7.37	7.50
Period-end Balances					
Assets	$ 1,271,421	$ 1,151,007	$ 1,081,354	$ 1,001,107	$ 939,029
Loans	811,292	755,124	735,769	655,820	546,126
Deposits	958,007	885,498	858,925	795,197	775,597
Shareholders' Equity	101,402	91,504	80,781	72,287	77,146
Key Ratios					
Earnings:					
Return on Average Assets	1.55%	1.41%	1.30%	1.33%	1.36%
Return on Average Equity	19.49	18.17	18.60	17.02	15.51
Efficiency Ratio[5]	49.47	51.61	52.60	54.23	53.35
Net Interest Margin[6]	4.50	4.41	4.01	4.31	4.40
Asset Quality:					
Net Loan Charge-offs to Average Loans	.11%	.17%	.08%	.06%	.16%
Nonperforming Loans to Period-End Loans	.32	.46	.28	.32	.54
Nonperforming Assets to Period-End Assets	.22	.33	.24	.27	.38
Allowance for Loan Losses to Period-End Loans	1.38	1.29	1.19	1.19	1.23
Allowance for Loan Losses to Nonperforming Loans	436.89	282.72	424.67	371.20	230.32
Capital:					
Tier 1 Capital to Quarterly Average Assets	7.3%	7.5%	7.0%	7.0%	7.1%
Tier 1 Capital to Risk-adjusted Assets	11.6	11.3	10.4	10.8	11.2
Total Capital to Risk-adjusted Assets	12.8	12.5	11.6	12.1	12.4

1 **Amortization** of goodwill was discontinued effective January 1, 2002 upon the third quarter adoption of SFAS No. 147.
2 **Per Share** amounts have been restated for the November 2002 five percent stock dividend.
3 **Cash Earnings Per Share** adds back to net income the amortization, net of tax, of intangible assets and goodwill associated with prior branch acquisitions.
4 **Tangible Book Value** excludes from total equity intangible assets, primarily associated with prior branch acquisitions.
5 **The Efficiency Ratio** is the ratio of noninterest expense less goodwill and intangible assets amortization to the sum of tax-equivalent net interest income and noninterest income, less net securities gains or losses.
6 **Net Interest Margin** is the ratio of tax-equivalent net interest income to average earning assets.

ARROW FINANCIAL CORPORATION
BOARD OF DIRECTORS



David L. Moynehan
President
Riverside Gas & Oil Co.. Inc.



Richard J. Reisman, D.M.D.
Chairman
Department of Dentistry
Glens Falls Hospital



Jan-Eric O. Bergstedt
Retired Vice President
Kadant, Inc.



John J. Carusone, Jr.
Attorney
Carusone & Carusone



Michael F. Massiano
Chairman of the Board



Mary-Elizabeth T. FitzGerald
Retired Executive Director
Tri-County United Way



Elizabeth O'C. Little
New York State Senator
45th District



David G. Kruczlnicki
President & C.E.O.
Glens Falls Hospital



Thomas L. Hoy
President & C.E.O.



Kenneth C. Hopper, M.D.
Chairman & C.E.O.
Northeastern Clinical
& Toxicology Laboratories, Inc.

EXECUTIVE OFFICERS

Thomas L. Hoy
President & C.E.O.

John J. Murphy
Executive Vice President,
Treasurer & C.F.O.

Gerard R. Bilodeau
Senior Vice President
& Corporate Secretary

John C. Van Leeuwen
Senior Vice President
& Chief Credit Officer

Glens Falls National Bank and Trust Company

DIRECTORS

Jan-Eric O. Bergstedt
Retired Vice President
Kadant, Inc.

Mary-Elizabeth T. FitzGerald
Retired Executive Director
Tri-County United Way

Kenneth C. Hopper, M.D.
Chairman & C.E.O.
Northeastern Clinical
& Toxicology Laboratories, Inc.

Thomas L. Hoy
President & C.E.O.

David G. Kruczlnicki
President & C.E.O.
Glens Falls Hospital

Elizabeth O'C. Little
New York State Senator
45th District

Michael F. Massiano
Chairman of the Board

David L. Moynehan
President
Riverside Gas & Oil Co., Inc.

John J. Murphy
Senior Executive Vice President
& C.F.O.

Richard J. Reisman, D.M.D.
Chairman
Department of Dentistry
Glens Falls Hospital

DIRECTORS EMERITI

Richard J. Bartlett, Esq.
Michael B. Clarke
Elisabeth B. Day
George C. Frost
Herbert A. Heineman, Jr.
Dr. Edward F. Huntington
Robert P. Larson, C.F.A.
Doris E. Ornstein
Stephen H. Physioc
Daniel L. Robertson
Charles R. Wood

REGIONAL DEVELOPMENT BOARD

D. Gordon Ashton, Jr.
Brian O. Blackburn
William J. Brennan, Jr., D.D.S.
William C. Bryant
Carol A. Carmody
Herbert O. Carpenter
James A. Catalfimo, Esq.
Dr. Nancy J. Church
John P. Cushing
Ronald F. Davies
Darryl L. Decker
James W. Del Signore
Alan D. Eicher, C.P.A.
Robert F. Folley, D.D.S.
Robert K. Fosberry
Charles D. Gijanto
James A. Girard
George W. Goetz
Jeffrey S. Gohn, C.P.A.
Jayson C. Hopper, Sr.
Preston L. Jenkins, C.P.A.
Katherine V. Juckett
John J. Kelly
Judith L. Klingebiel, C.P.A.
C. Walter Lender
Donald F. Lilley
Theodore J. Luck
Victor Macri, Jr.
Thomas W. Magee
Rick N. Martindale, C.P.A.
John A. Matochik, Jr., D.V.M.
Paul R. McPhillips
Robert C. Morris, Esq.
Thomas J. Murphy, C.P.A.
George R. Nemec
Dante J. Orsini
Randolph E. Parker, Esq.
Graeme F. Parrish
Mark J. Rogers, Esq.
Thomas J. Ross, C.P.A.
Donald R. Schneider, Sr.
Robert C. Smith
Jack J. Toney
Joseph J. Turcotte, Sr.
Gary C. Wilson
Michael G. Woodbury

OFFICERS

Thomas L. Hoy
President & C.E.O.

ACCOUNTING, DATA PROCESSING, PERSONNEL, TRAINING, & COMPLIANCE GROUP

John J. Murphy
Senior Executive Vice President
& C.F.O.

ACCOUNTING DIVISION

Jeffrey S. Spaulding
Vice President & Comptroller

Terry R. Goodemote, C.P.A.
Vice President

Sandra A. Goyette
Vice President

DATA PROCESSING DIVISION

John M. Sperry
Senior Vice President

Kathleen Kelleher
Vice President

William R. Passineau
Systems Officer

Michelle A. Guy
Systems Officer

Mary A. Cloutier
Systems Officer

Michael P. Bittel
Information Technology Officer

PERSONNEL, COMPLIANCE & TRAINING DIVISION

Gerard R. Bilodeau
Senior Vice President & Cashier

PERSONNEL
Sally J. Costello
Vice President

COMPLIANCE & TRAINING
Peter J. Lareau
Vice President & Corporate
Compliance Officer

Melissa S. LaFiura
Training Officer

BANKCARD, BRANCH, BUSINESS DEVELOPMENT, FINANCIAL SERVICES, MARKETING & OPERATIONS GROUP

David S. DeMarco
Executive Vice President

BUSINESS DEVELOPMENT, FINANCIAL SERVICES & MARKETING DIVISION

Michael P. Brassel
Senior Vice President

BUSINESS DEVELOPMENT

Peter F. Mastrangelo
Vice President &
CRA Officer

FINANCIAL SERVICES

Linda P. Wilson
Senior Financial Services Officer

Lincoln D. Cathers
Financial Services Officer

MARKETING & INVESTOR RELATIONS

Timothy C. Badger
Vice President

Brian T. Murphy
Marketing Officer

BANKCARD, BRANCH, & OPERATIONS DIVISION

Stephen W. Miller
Senior Vice President &
Bank Secrecy Act Officer

Carol A. Cicero
Vice President

BRANCHES

Anthony J. Cafaro, Jr.
Vice President

Lynn B. Crayford
Vice President

Katherine M. Dier
Vice President

Thomas H. Evans
Vice President

James L. Flanders
Vice President

Joseph W. Kelly
Vice President

Alexander W. C. MacLean
Vice President

Ronald A. Marino
Vice President

Dennis L. Martinez
Vice President

Richard W. Norman
Vice President

Roger A. VanGuilder
Vice President

John M. VanNatten
Vice President

Daniel P. Van Wie
Vice President

Linda T. DuRoss
Assistant Vice President

David J. Penzer
Assistant Vice President

Irene M. Putnam
Assistant Vice President

Charlene E. Bolster
Branch Officer

Marybeth de la Rosa
Branch Officer

Robert L. Mangine
Branch Officer

Joseph C. Melucci
Branch Officer

Reine A. Monroe
Branch Officer

Elyne O. Neddo
Branch Officer

Brian L. Rollo
Branch Services & Security Officer

Paulette S. Wheeler
Branch Officer

OPERATIONS

Charles J. Herrick
Vice President

Michael R. Seeley
Deposit Services Officer

BANKCARD MERCHANT SERVICES

Glenn T. Ellsworth
Assistant Vice President

LOAN GROUP

John C. Van Leeuwen
Executive Vice President & Chief Credit Officer

Michael H. Cunningham
Senior Vice President

CORPORATE BANKING DIVISION

Robert J. Miles
Vice President

Frank E. Lemery
Vice President

David D. Kaiser
Vice President

Timothy J. Collins
Vice President

Carl A. Schraver
Vice President

Jane C. McLaughlin
Assistant Vice President

CREDIT ADMINISTRATION

Patricia A. Bryant
Vice President

CONSUMER LENDING DIVISION

Charles R. Petit
Senior Vice President

Peter F. Luciano
Vice President

John J. Homkey
Vice President

Donna L. Partridge
Vice President

Mark D. Hogan
Vice President

Virginia M. Sullivan
Vice President

Jean M. Bureau
Assistant Vice President

Stacey L. Hillman
Residential Mortgage Officer

Thomas P. Duffy
Collection Officer/Manager

Paul J. Delzotto
Collection Officer

Daniel A. Segrell
Indirect Loan Officer

Lawrence J. Hyde
Indirect Business Development Officer

Thomas A. Warner
Indirect Business Development Officer

TRUST & INVESTMENT GROUP

John E. Arsenault
Senior Vice President & Senior Trust Officer

TRUST BUSINESS DEVELOPMENT

James W. Brown III
Vice President & Trust Officer

INVESTMENT

Michael S. Dier
Vice President & Chief Investment Officer

Peter M. Capozzola
Vice President & Investment Officer

Manuel S. Orta
Investment Officer

Sonya A. Scally
Assistant Investment Officer

PERSONAL TRUST

Sandra B. Fowlkes
Vice President & Trust Officer

John B. Corcoran, Jr., C.T.F.A.
Vice President & Trust Officer

Laura A. Vamvalis
Trust Officer

Wendy L. Sabo
Trust Tax & Compliance Officer

RETIREMENT PLAN SERVICES

Laurie A. LaFountain
Vice President & Trust Officer

Beth A. Hajeck
Employee Benefits Officer

Erin M. Cornish
Employee Benefits Officer

AUDIT & LOAN REVIEW

Peter M. Partridge, C.B.A.
Corporate Auditor

AUDIT

Susan D. McCormick, C.P.A.
Audit Manager

Carol A. Carpenter
Audit Officer

LOAN REVIEW

Joy M. Mosseau
Loan Review Manager

DIRECTORS

John J. Carusone, Jr.
Attorney
Carusone & Carusone

Gary C. Dake
President
Stewart's Processing Corporation

Fil L. Fina, Jr.
President
Adirondack Thermal Energy Corporation

M. James Higgins
President
Saratoga Motors, Inc.

Raymond F. O'Conor
President & C.E.O.

Sondra G. Silverhart
Real Estate Broker

Philip R. Stephenson
Chairman of the Board

DIRECTORS EMERITI

Alexander Aldrich
Ellsworth Jones
A. C. Riley

COMMUNITY ADVISORY BOARD

Andrij O. Baran, M.D.
Lauren A. Beaulieu
Reverend Arnold J. Byrd
Richard F. DeVall, Esq.
Stephen L. Ferraro, C.P.A.
Cynthia D. Hollowood
Matthew J. Jones, Esq.
Gavin B. Landry
Frank J. Parillo
Lynette C. Whaley
Rose M. Zacek

OFFICERS

Raymond F. O'Conor
President & C.E.O.

Timothy E. Butterfield
Vice President & Senior Loan Officer

Richard C. Schultz, Jr.
Vice President & CRA Officer

Colleen R. Hamel
Vice President of Financial Services

Randy M. Anastasia
Assistant Vice President

Tracey A. Bromley
Branch Officer

Cathy A. Hanna
Branch Officer

Mary Anne Welsh
Branch Officer

Martha A. McQuigge
Mortgage Officer

GLENS FALLS NATIONAL
BANK AND TRUST COMPANY

OFFICES

Main Office (ATM)
250 Glen Street
Glens Falls, NY 12801
518/793-4121

Bay Road Office (ATM)
402 Bay Road
Queensbury, NY 12804
518/743-8349

Broad Street Plaza Office (ATM)
Four Broad Street Plaza
Glens Falls, NY 12801
518/793-8844

Cambridge Office (ATM)
25 West Main Street
Cambridge, NY 12816
518/677-2642

Chestertown Office (ATM)
6353 State Route 9
Chestertown, NY 12817
518/494-2691

Cornelia Street Office (ATM)
308 Cornelia Street
Plattsburgh, NY 12901
518/566-6650

Fort Ann Office
110 George Street
Fort Ann, NY 12827
518/639-5591

Fort Edward Office
159 Broadway
Fort Edward, NY 12828
518/747-4165

Granville Office (ATM)
8646 State Route 22
Granville, NY 12832
518/642-2206

Greenwich Office (ATM)
132 Main Street
Greenwich, NY 12834
518/692-2201

Kingsbury Office (ATM)
3019 State Route 4
Hudson Falls, NY 12839
518/747-2061

Lake George Office (ATM)
2252 State Route 9
Lake George, NY 12845
518/668-5461

Lake Luzerne Office (ATM)
15 Main Street
Lake Luzerne, NY 12846
518/696-5819

Plattsburgh Office (ATM)
25 Margaret Street
Plattsburgh, NY 12901
518/561-3101

Port Henry Office
4307 Main Street
Port Henry, NY 12974
518/546-3312

Queensbury Office (ATM)
696 Upper Glen Street
Queensbury, NY 12804
518/793-9656

Schroon Lake Office (ATM)
Route 9
Schroon Lake, NY 12870
518/532-7121

Schuylerville Office (ATM)
73 Broad Street
Schuylerville, NY 12871
518/695-3224

South Glens Falls Office (ATM)
Route 9
South Glens Falls, NY 12803
518/793-4431

Ticonderoga Office
123 Montcalm Street
Ticonderoga, NY 12883
518/585-9025

Ticonderoga Drive-In Office (ATM)
Wicker Street, Route 9N
Ticonderoga, NY 12883
518/585-3621

Warrensburg Office (ATM)
3853 Main Street
Warrensburg, NY 12885
518/623-3036

Washington County Office (ATM)
343 Broadway
Fort Edward, NY 12828
518/747-0601

www.gfnational.com


Cornelia Street
Plattsburgh
Port Henry
Schroon Lake
Ticonderoga Drive-In
Ticonderoga
Chestertown
Warrensburg
Lake George
Fort Ann
Granville
Bay Road
Queensbury
Lake Luzerne
Broad St.
Kingsbury
Main Office
Washington Cty.
Fort Edward
South Glens Falls
Wilton
Schuylerville
Greenwich
West Avenue
Saratoga Springs
Cambridge

SARATOGA NATIONAL
BANK AND TRUST COMPANY

OFFICES

Main Office (ATM)
171 South Broadway
Saratoga Springs, NY 12866
518/583-3114

West Avenue Office (ATM)
91 West Avenue
Saratoga Springs, NY 12866
518/583-6504

Wilton Office (ATM)
3 Carpenter Lane & Route 9
Wilton, NY 12866
518/584-8120

www.saratoganational.com

ATM: Automated Teller Machine/24-Hour Banking Location

The Company

Arrow Financial Corporation, a New York corporation, is a bank holding company organized in 1983 and headquartered in Glens Falls, New York. The Company is registered with and supervised by the Board of Governors of the Federal Reserve System. The principal activities of the Company consist of the ownership, supervision and control of its bank subsidiaries, the Glens Falls National Bank and Trust Company and the Saratoga National Bank and Trust Company. Each bank is a member of the Federal Deposit Insurance Corporation and is subject to regulation and supervision by the Federal Reserve and the Comptroller of the Currency.

The Company, through its subsidiary banks, serves northeastern New York with twenty-six offices and offers electronic banking through automated teller machines, point-of-sale terminals and Internet Banking.

As full service commercial banks, the Company's subsidiaries provide a broad range of financial products, including trust services, demand and time deposit accounts, and mortgage, consumer and commercial loans.

Form 10-K

A copy of the Proxy Statement, including Form 10-K, (Annual Report) for 2002 filed with the Securities and Exchange Commission by the Company may be obtained by shareholders, without charge, by written request to:

Investor Relations
Arrow Financial Corporation
250 Glen Street
Glens Falls, New York 12801

Annual Meeting

The Annual Meeting of Shareholders will be held on Wednesday, April 30, 2003, at 10:00 a.m., at the Queensbury Hotel, Maple & Ridge Streets, Glens Falls, New York 12801.

Stock Listing

The Company's common stock is listed on The Nasdaq Stock Market[SM] under the symbol "AROW". Price quotations appear in The Wall Street Journal, The New York Times and local newspapers.

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038
Tel.: 800-937-5449

Dividend Reinvestment Plan

The Arrow Financial Corporation Dividend Reinvestment Plan offers shareholders a convenient and economical way to acquire additional common stock of Arrow Financial Corporation without payment of any brokerage commission.

Participants in the Plan may reinvest all stock and cash dividends as well as make optional cash contributions. Since the Plan is entirely voluntary, you may join at any time and terminate whenever you wish. For more information, please visit our website, www.arrowfinancial.com or contact the American Stock Transfer and Trust Company at 800-278-4353.

Market Makers

McConnell, Budd & Romano, Inc.
365 South Street
Morristown, NJ 07960
Tel.: 800-538-6957

Lehman Brothers
399 Park Avenue, 6th Floor
New York, NY 10022
Tel.: 800-426-0287

Sandler O'Neill & Partners, L.P.
919 Third Avenue, 6th Floor
New York, NY 10022
Tel.: 800-635-6851

CL King & Associates
9 Elk Street
Albany, NY 12207
Tel.: 518-431-3500

Putnam Lovell
NBF Securities Inc.
The Park Avenue Tower
65 East 55th Street, 34th Floor
New York, NY 10022
Tel.: 877-428-9960

Ryan Beck & Co.
220 South Orange Avenue
Livingston, NJ 07039
Tel.: 800-342-2325

RBC Dain Rauscher, Inc.
530 Franklin Street
Schenectady, NY 12305
Tel.: 800-992-0012

Smith Barney
80 State Street, 8th Floor
Albany, NY 12207
Tel.: 800-541-0601